SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of May, 2003

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

AJS.017/2003                                           São Paulo, April 28, 2003

To
THE BRAZILIAN STOCK EXCHANGE COMMISSION (“COMISSÃO DE VALORES MOBILIÁRIOS”)
Superintendency of Relations with Companies
RIO DE JANEIRO - RJ

RE.: ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETINGS HELD ON 04.28.2003

We  hereby  inform  that  in  the  Annual  Meeting  and  in  the   Extraordinary
Shareholders  Meeting of this company,  held on the present date,  the following matters were approved:

I. EXTRAORDINARY SHAREHOLDERS MEETING

1.   Approved,  in accordance with the terms of the Board of Directors  proposal dated April 10, 2003:

     1.1. amendment  of the wording of Article 5, Sixth  Paragraph,  item “I” of the  By-laws,  in order to allow the  conversion  of Class A preferred shares into Class “B” preferred shares.

     1.2. amendment of Article 15,  “caput” of the By-laws,  so as to reduce the term of office of the Directors  from three (3) years to one (1) year, as well as the Sole  Paragraph of the same article in order to improve its wording.

     1.3. amendment  of Article 16, item “g” and  Article 26,  Forth  Paragraph,
          “caput” of the By-laws,  in order to improve their wording, as well as
          exclude  item  “b”  of  the  same   paragraph,   with  the  consequent
          renumbering of item “c” into item ”b”.

II - ANNUAL MEETING

2.   Approved the Annual  Management  Report,  the Financial  Statements and the
     Independent Auditors Report regarding the fiscal year ended on 12.31.2002.

3.   Ratified,  in accordance with the Financial Statement hereby approved,  the distribution of profits related to the fiscal year ended on 12.31.2002.

4.   Re-elected  for the  Board of  Directors,  with a term of office of one (1)
     year,  Messrs.  ROBERTO KONDER  BORNHAUSEN,  PEDRO MOREIRA  SALLES,  ISRAEL
     VAINBOIM,  TOMAS TOMISLAV  ANTONIN  ZINNER,  GABRIEL JORGE  FERREIRA,  ARNO
     NOELLENBURG,  CARLOS ALBERTO DE OLIVEIRA CRUZ,  GUILHERME  AFFONSO FERREIRA
     and KOJI YAMADA,  considering,  however,  that the elected  Directors shall remain in their positions until the investiture of their substitutes.

5.   The monthly global amounts to the remuneration of the Company's Management, which also includes the advantages and benefits of any nature  occasionally attributed  was wet on up to R$75,000.00 to the Board of Officers and up to
     R$25,000.00 to the Board of Directors, considering that such amounts may be re-adjusted  in  accordance  with the  remuneration  policy  adopted by the
     Company.

6.   All legal publications of the company,  in the private press, shall be made in “Valor Econômico” Newspaper.

                                 Yours Sincerely
                             UNIBANCO HOLDINGS S.A.
                                 MAURO AGONILHA
                                     Officer
                 and Officer of the Area of Investors Relations

AJS.019/2003                                           São Paulo, April 29, 2003

To
THE BRAZILIAN STOCK EXCHANGE COMMISSION (“COMISSÃO DE VALORES MOBILIÁRIOS”)
Superintendency of Relations with Companies
RIO DE JANEIRO - RJ

RE.: BOARD OF DIRECTORS MEETING HELD ON 04.28.2003

Dear Sirs,

We hereby  inform you that,  in the Board of Directors  Meeting of this company, held on 04.28.2003,  was  re-elected  for the Board of Officers,  with a term of office  up to the  investiture  of the  members  to be  elected  by the Board of
Directors in a meeting to be held up to April 30,  2004,  Mr.  Israel  Vainboim.
Messrs. Geraldo Travaglia Filho and Mr. José Lucas Ferreira de Melo were elected with the same term of office of the above mentioned Officer.

                                 Yours Sincerely
                             UNIBANCO HOLDINGS S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 12, 2003

UNIBANCO HOLDINGS S.A.

By:	/S/ Israel Vainboim
Israel Vainboim Director and Chief Executive Officer

By:	/S/ Mauro Agonilha
Mauro Agonilha Director and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.